UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
Henry Schein, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
US8064071025
(CUSIP Number)
December 31, 2020
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: US8064071025

1	NAME OF REPORTING PERSON Longview Partners (Guernsey) Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,647,246
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,959,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.38%
12	TYPE OF REPORTING PERSON KC & IA

CUSIP No.: US8064071025

1	NAME OF REPORTING PERSON Longview Partners LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,647,246
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,959,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.38%
12	TYPE OF REPORTING PERSON IA & PN

CUSIP No.: US8064071025

1	NAME OF REPORTING PERSON Longview Partners (UK) Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 7,647,246
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 11,959,503
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,959,503
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.38%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: US8064071025
ITEM 1(a).	NAME OF ISSUER: Henry Schein, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 135 Duryea Road Melville, NY 11747
ITEM 2(a).	NAME OF PERSON FILING: Longview Partners (Guernsey) Limited Longview Partners LLP Longview Partners (UK) Limited (Collectively referred to hereafter as "Longview Partners")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Longview Partners (Guernsey) Limited
PO Box 559
Mill Court
La Charroterie
St Peter Port
Guernsey
GY1 6JG

Longview Partners (UK) Limited and Longview Partners LLP are both located at:
Thames Court
1 Queenhithe
London EC4V 3RL

ITEM 2(c).	CITIZENSHIP: Longview Partners (Guernsey) Limited is a Guernsey registered company Longview Partners LLP is a UK limited liability partnership Longview Partners (UK) Limited is a UK registered company
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: US8064071025
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Longview Partners (Guernsey) Limited is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

Longview Partners (UK) Limited is 100% owned by Longview Partners (Guernsey) Limited.

Longview Partners (UK) Limited is the managing member of Longview Partners LLP.

ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
11,959,503
(b) Percent of class:
8.38%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
Longview Partners (Guernsey) Limited - 7,647,246 Longview Partners LLP - 7,647,246 Longview Partners (UK) Limited - 7,647,246
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
Longview Partners (Guernsey) Limited - 11,959,503 Longview Partners LLP - 11,959,503 Longview Partners (UK) Limited - 11,959,503
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
The shares reported herein have been acquired on behalf of discretionary clients of Longview Partners. Persons other than Longview Partners are entitled to receive dividends from, and proceeds from the sale of, those shares. None of those persons to the knowledge of Longview Partners has an economic interest in more than 5% of the class.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Longview Partners LLP
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: As per Items 2(a) & 3 above
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: US8064071025
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 15 2021	Longview Partners (Guernsey) Limited By: /s/ Stuart J Tostevin Name: Stuart J Tostevin Title: Compliance Officer
February 15 2021	Longview Partners LLP By: /s/ Sheila Tickner Name: Sheila Tickner Title: Head of Compliance
February 15 2021	Longview Partners (UK) Limited By: /s/ Emma Davies Name: Emma Davies Title: Director
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: US8064071025
The undersigned hereby agree to the joint filing of the Schedule 13G to which this agreement is attached.

Dated:

Longview Partners (Guernsey) Limited
By: Stuart J Tostevin - Compliance Officer

Longview Partners LLP
By: Sheila Tickner - Head of Compliance

Longview Partners (UK) Limited
By: Emma Davies - Director